EXHIBIT 12

BLACK HILLS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands of dollars)

	Six Months Ended
	June 30		Year Ended December 31
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income of consolidated group from continuing operations (a)	$166,144	$107,642	$208,375	$146,793	$141,548	$132,462	$113,311

Income taxes	(19,261)	45,040	73,367	59,101	78,657	67,336	61,225

(Income) loss from equity investee	—	—	—	—	—	—	—

Dividends received from unconsolidated affiliates	—	—	—	—	—	—	—

Fixed charges	71,685	71,162	143,232	141,787	87,820	74,425	116,312

Noncontrolling interest	(6,453)	(6,739)	(14,242)	(9,661)	—	—	—

Interest capitalized	(77)	(133)	(223)	(356)	(326)	—	—

Total earnings	$212,038	$216,972	$410,509	$337,664	$307,699	$274,223	$290,848

Fixed charges:
Interest expense of consolidated group	$70,803	$69,997	$140,533	$139,091	$85,900	$72,858	$114,675

Interest capitalized	77	133	223	356	326	—	—

Portion of rental charges deemed to be interest	805	1,032	2,476	2,340	1,594	1,567	1,637
Total fixed charges	$71,685	$71,162	$143,232	$141,787	$87,820	$74,425	$116,312

Ratio of earnings to fixed charges	2.96	3.05	2.87	2.38	3.50	3.68	2.50

EXHIBIT 12

(a) On November 1, 2017, our Board of Directors approved a complete divestiture of our Oil and Gas segment. The Oil and Gas segment assets and liabilities have been classified as held for sale and the results of operations are shown in income (loss) from discontinued operations, other than certain general and administrative costs and interest expense which do not meet the criteria for income (loss) from discontinued operations. As a result, prior period earnings have been restated.

The table above sets forth our ratio of earnings to fixed charges for each of the periods indicated. For this purpose, earnings consist of income or loss from continuing operations (before adjustment for income taxes, income attributable to noncontrolling interests or income or loss from equity investees), plus fixed charges and distributed income of equity investees and less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and an estimate of the interest within rental expense.